UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

China Architectural Engineering, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

16937 S 10 2
CUSIP

105 Baishi Road, Jiuzhou West Avenue
Zhuhai 519070
People’s Republic of China.
________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 (Copy to)
Anh Q. Tran, Esq.
K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA  90067
Telephone (310) 552-5000 Facsimile (310) 552-5001

October 17, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16937 S 10 2

1	NAMES OF REPORTING PERSONS: KGE Group Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		24,100,287(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		24,100,287(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,100,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒   Excludes 160,000, 150,000, and 152,000 shares of common stock owned by Luo Ken Yi, Ye Ning and Tang Nianzhong, respectively, that were issued to the respective persons on January 21, 2010 by the Issuer under the Issuer’s  2009 Omnibus Incentive Plan.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

43.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) Represents shares held by KGE Group Limited.  Luo Ken Yi, Ye Ning and Tang Nianzhong are directors of KGE Group Limited  and may be deemed to have voting and investment control over the shares owned by KGE Group Limited. In addition, Luo Ken Yi, Ye Ning and Tang Nianzhong own approximately 70%, 10% and 10% respectively, of KGE Group Limited's issued and outstanding shares. In addition, KGE Holding Limited owns approximately 5% of the issued and outstanding shares of KGE Group Limited, of which is owned by Luo Ken Yi and his brother. As a result, the above persons  may be deemed to be a beneficial owner of the shares held by KGE Group Limited. Each of the foregoing persons disclaims beneficial ownership of the shares held by KGE Group Limited except to the extent of his pecuniary interest.

(2) Based on 55,156,874 shares of Common Stock outstanding as of January 25, 2010.

CUSIP No. 16937 S 10 2

1	NAMES OF REPORTING PERSONS: Luo Ken Yi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		160,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,100,287(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		160,000

WITH	10	SHARED DISPOSITIVE POWER:

24,100,287(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,260,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒   Excludes 150,000 and 152,000 shares of common stock owned by Ye Ning and Tang Nianzhong, respectively, that were issued to the respective persons on January 21, 2010 by the Issuer under the Issuer’s  2009 Omnibus Incentive Plan.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Represents shares held by KGE Group Limited.  Luo Ken Yi, Ye Ning and Tang Nianzhong are directors of KGE Group Limited and may be deemed to have voting and investment control over the shares owned by KGE Group Limited. In addition, Luo Ken Yi, Ye Ning and Tang Nianzhong own approximately 70%, 10% and 10% respectively, of KGE Group Limited's issued and outstanding shares. In addition, KGE Holding Limited owns approximately 5% of the issued and outstanding shares of KGE Group Limited, of which is owned by Luo Ken Yi and his brother. As a result, the above persons  may be deemed to be a beneficial owner of the shares held by KGE Group Limited. Each of the foregoing persons disclaims beneficial ownership of the shares held by KGE Group Limited except to the extent of his pecuniary interest.

(2) Based on 55,156,874 shares of Common Stock outstanding as of January 25, 2010.

CUSIP No. 16937 S 10 2

1	NAMES OF REPORTING PERSONS: Ye Ning

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		150,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,100,287(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		150,000

WITH	10	SHARED DISPOSITIVE POWER:

24,100,287(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,250,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒   Excludes 160,000 and 152,000 shares of common stock owned by Luo Ken Yi and Tang Nianzhong, respectively, that were issued to the respective persons on January 21, 2010 by the Issuer under the Issuer’s  2009 Omnibus Incentive Plan.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Represents shares held by KGE Group Limited.  Luo Ken Yi, Ye Ning and Tang Nianzhong are directors of KGE Group Limited and may be deemed to have voting and investment control over the shares owned by KGE Group Limited. In addition, Luo Ken Yi, Ye Ning and Tang Nianzhong own approximately 70%, 10% and 10% respectively, of KGE Group Limited's issued and outstanding shares. In addition, KGE Holding Limited owns approximately 5% of the issued and outstanding shares of KGE Group Limited, of which is owned by Luo Ken Yi and his brother. As a result, the above persons  may be deemed to be a beneficial owner of the shares held by KGE Group Limited. Each of the foregoing persons disclaims beneficial ownership of the shares held by KGE Group Limited except to the extent of his pecuniary interest.

(2) Based on 55,156,874 shares of Common Stock outstanding as of January 25, 2010.

CUSIP No. 16937 S 10 2

1	NAMES OF REPORTING PERSONS: Tang Nianzhong

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		152,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,100,287(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		152,000

WITH	10	SHARED DISPOSITIVE POWER:

24,100,287(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,250,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☒   Excludes 160,000 and 150,000 shares of common stock owned by Luo Ken Yi and Ye Ning, respectively, that were issued to the respective persons on January 21, 2010 by the Issuer under the Issuer’s  2009 Omnibus Incentive Plan.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Represents shares held by KGE Group Limited.  Luo Ken Yi, Ye Ning and Tang Nianzhong are directors of KGE Group Limited and may be deemed to have voting and investment control over the shares owned by KGE Group Limited. In addition, Luo Ken Yi, Ye Ning and Tang Nianzhong own approximately 70%, 10% and 10% respectively, of KGE Group Limited's issued and outstanding shares. In addition, KGE Holding Limited owns approximately 5% of the issued and outstanding shares of KGE Group Limited, of which is owned by Luo Ken Yi and his brother. As a result, the above persons  may be deemed to be a beneficial owner of the shares held by KGE Group Limited. Each of the foregoing persons disclaims beneficial ownership of the shares held by KGE Group Limited except to the extent of his pecuniary interest.

(2) Based on 55,156,874 shares of Common Stock outstanding as of January 25, 2010.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of China Architectural Engineering, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 105 Baishi Road, Jiuzhou West Avenue, Zhuhai 519070, People’s Republic of China.

 Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of KGE Group Limited, Luo Ken Yi, Ye Ning and Tang Nianzhong.  Luo Ken Yi, Ye Ning and Tang Nianzhong are directors of KGE Group Limited and may be deemed to have voting and investment control over the shares owned by KGE Group Limited. In addition, Luo Ken Yi, Ye Ning and Tang Nianzhong own approximately 70%, 10% and 10% respectively, of KGE Group Limited's issued and outstanding shares. In addition, KGE Holding Limited owns approximately 5% of the issued and outstanding shares of KGE Group Limited, of which is owned by Luo Ken Yi and his brother.  The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

(b) Reporting Persons' principal office is that of the Issuer, which is 105 Baishi Road, Jiuzhou West Avenue, Zhuhai 519070, People’s Republic of China.

(c) Luo Ken Yi is the Chief Executive Officer and Chairman of the Board of the Issuer; Tang Nianzhong is the Vice President of China Operations and a Director of the Issuer; and Ye Ning is Vice President of the Issuer.  KGE Group is the largest shareholder of the Issuer.

(d) During the past five years, each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, each of the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) KGE Group Limited was formed under the laws of Hong Kong.  Each of the other Reporting Persons has a residency in the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

a.     On August 21, 2006, the Issuer entered into a share exchange agreement with KGE Group Limited, a Hong Kong corporation (“KGE Group Limited”), which was the sole shareholder of Full Art International, Ltd., a Hong Kong Company (“Full Art”). Pursuant to the exchange agreement, as amended on  October 17, 2006, the Issuer agreed to issue an aggregate of 45,304,125 shares of its common stock to the KGE Group Limited and/or its designees in exchange for all of the issued and outstanding share capital of Full Art (the “Share Exchange”).

Upon the closing of the Share Exchange on October 17, 2006, the Issuer issued an aggregate of 45,304,125 shares of its common stock to the KGE Group Limited and its designees in exchange for all of the issued and outstanding capital stock of Full Art.  KGE Group Limited received 37,736,452 shares of common stock of the Issuer upon the closing of the Share Exchange.  Also on the closing, the Issuer (i) became the 100% parent of Full Art, (ii) assumed the operations of Full Art and its subsidiaries and (iii) changed its name from SRKP 1, Inc. to China Architectural Engineering, Inc.

Pursuant to the terms of the Share Exchange, the Luo Ken Yi became the Chief Executive Officer and Chairman of the Board of the Issuer; Tang Nianzhong became the Vice President of China Operations and a Director of the Issuer; and Ye Ning is Vice President of the Issuer.  KGE Group became the largest shareholder of the Issuer.

The foregoing summary of the Share Exchange is qualified in its entirety by reference to the copy of the Exchange Agreement, as amended, which is incorporated herein by reference in its entirety, filed as Exhibit 2.1 and Exhibit 2.1(a), respectively, to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2006.

b.     On August 6, 2009, KGE Group Limited sold 5,000,000 shares of common stock to a private investor in a private transaction for $0.90 per share, for an aggregate of $4.5 million.   Also on August 6, 2009, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with KGE Group Limited and certain investors pursuant to which the Issuer agreed to sell an aggregate of 17,000,000 shares (the “Shares”) of its common stock to the investors for $1.65 per share for aggregate gross proceeds of approximately $28 million.  The transaction never closed, the proposed transaction was terminated pursuant to the terms of the Purchase Agreement, and none of the 17,000,000 Shares were sold or issued.

Pursuant to the terms of the Purchase Agreement, the Issuer intended to sell and issue the Shares to the investors on or around September 30, 2009, provided that approval from the stockholders of the Issuer was obtained prior to the sale and issuance of the Shares.   Under the Purchase Agreement, the Issuer was required to seek, and use its best efforts to obtain stockholders approval of the sale and issuance of the Shares.  The Issuer intended to seek stockholder approval for the sale and issuance of the Shares at a special meeting of stockholders.  If stockholder approval was not obtained for the sale and issuance of the Shares, the Shares will not be sold to the investors.

Pursuant to the Purchase Agreement, after the sale of the Shares to the investors, the Issuer was maintain a substantial majority of the proceeds from the offering as a cash reserve to fund the Shanghai Nine Dragons Project until such project has reached at least 80% of completion as determined by the Issuer and Nine Dragon (Shanghai) Co. Ltd.

According to the Purchase Agreement, if as reported in the Issuer's financial statements at the end of any fiscal quarter, the Issuer’s net assets (excluding normal depreciation) did not at least equal the value of the Issuer’s net assets (excluding normal depreciation) on June 30, 2009, less $2,500,000 (the "Net Assets Threshold"), KGE Group Limited agreed to pay to the Issuer an amount equal to the difference between the Net Assets Threshold and the net assets (excluding normal depreciation) as reported for the period in question (the "Net Assets Loss") in cash within six months after the end of the period in which the Net Assets Loss occurred.  The provision was to expire on the earlier of (i) three years from the date of the Purchase Agreement or (ii) the investors no longer holder at least 50% of the Shares sold pursuant to the Purchase Agreement at the end of any fiscal quarter of the Issuer.As indicated above, the transaction never closed.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2009.

c.     On October 25, 2007, KGE Group Limited made a gift transfer to five donees.  In June 2009, August 2009, September 2009, and October 2009, KGE Group Limited sold 2,000,000, 5,791,018, 1,208,982, and 95,000 share of common stock on the public market, respectively.  The purpose of the sales was to raise working capital, including interest free loans made to the Issuer by KGE Group Limited.  See Appendix A to this Schedule for additional information.

d.     On September 10, 2009, KGE Group Limited entered into a pre-arranged stock trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell shares of common stock in the Issuer.  Pursuant to the terms of the trading plan, no more than 1,000,000 shares of common stock may be sold under the trading plan.  Sales under the stock trading plan, which are subject to minimum price limits, would not commence earlier than October 12, 2009, which is 30 days from the date of the trading plan.

e.     On January 18, 2010, the Board of the Issuer approved the grant of Restricted Stock Awards in the amount of 160,000, 150,000, and 152,000 shares of common stock shares to Luo Ken Yi, Ye Ning and Tang Nianzhong, respectively, under the China Architectural Engineering, Inc. 2009 Omnibus Incentive Plan; provided that, however, the grants of each Restricted Stock Award was subject to the Issuer’s filing of its registration statement on Form S-8 with the Securities and Exchange Commission, which occurred on January 21, 2010.  Vesting of the Restricted Stock Awards is as follows:  25% vests on March 31, 2010, 25% vests on June 30, 2010, 25% vests on September 30, 2010, and the remaining 25% vests on December 31, 2010.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired or disposed by the Reporting Persons as set forth in Item 3, above, of this Schedule, which is hereby incorporated by reference.

Each of the Reporting Persons reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each the Reporting Persons named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which are hereby incorporated by reference.

(b) The powers that each of the Reporting Persons identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the each of the Reporting Person, which are hereby incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) since the Share Exchange is set forth in Appendix A, attached hereto .

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference.  To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement attached hereto as Exhibit A.

2. Share Exchange Agreement, dated as of August 21, 2006, by and among the Issuer and KGE Group Limited (incorporated by reference from Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2006).

3. Amendment No. 1 dated October 17, 2006 to the Share Exchange Agreement entered into by and between the Issuer and KGE Group Limited (incorporated by reference from Exhibit 2.1(a) to the Issuer's current report on Form  8-K filed with the Securities and Exchange Commission on October 20, 2006).

4. Securities Purchase Agreement dated as of August 6, 2009 by and between China Architectural Engineering, Inc., KGE Group Limited and certain investors (incorporated by reference from Exhibit 10.1 to the Issuer's current report on Form  8-K filed with the Securities and Exchange Commission on August 10, 2009).

Appendix A – List of Transactions in the Securities

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2010

/s/  Luo Ken Yi
Luo Ken Yi

/s/  Ye Ning
Ye Ning

/s/  Tang Nianzhong
Tang Nianzhong

/s/  Luo Ken Yi
KGE Group Limited
By:  Luo Ken Yi
Title:  Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of China Architectural Engineering, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: February 1, 2010

/s/  Luo Ken Yi
Luo Ken Yi

/s/  Ye Ning
Ye Ning

/s/  Tang Nianzhong
Tang Nianzhong

/s/  Luo Ken Yi
KGE Group Limited
By:  Luo Ken Yi
Title:  Director

APPENDIX A

LIST OF TRANSACTIONS IN THE SECURITIES OF THE ISSUER

Type of Security	Date of Transaction	Type of Transaction	No. of Shares Disposed of in the Transaction	Per Share Sales Price	No. of Shares Held by KGE Group after Transaction
Common Stock	10/25/2007	Gift Transfer	4,613,898	--	33,122,554
Common Stock	06/05/2009	Public Sale	54,137	$ 1.6	33,068,417
Common Stock	06/05/2009	Public Sale	12,281	$ 1.61	33,056,136
Common Stock	06/05/2009	Public Sale	4,200	$ 1.62	33,051,936
Common Stock	06/05/2009	Public Sale	7,900	$ 1.63	33,044,036
Common Stock	06/05/2009	Public Sale	4,475	$ 1.64	33,039,561
Common Stock	06/05/2009	Public Sale	12,300	$ 1.65	33,027,261
Common Stock	06/05/2009	Public Sale	2,200	$ 1.66	33,025,061
Common Stock	06/08/2009	Public Sale	139,979	$ 1.48	32,885,082
Common Stock	06/08/2009	Public Sale	11,200	$ 1.49	32,873,882
Common Stock	06/08/2009	Public Sale	137,808	$ 1.5	32,736,074
Common Stock	06/08/2009	Public Sale	7,800	$ 1.51	32,728,274
Common Stock	06/08/2009	Public Sale	100	$ 1.52	32,728,174
Common Stock	06/08/2009	Public Sale	16,605	$ 1.55	32,711,569
Common Stock	06/09/2009	Public Sale	83,322	$ 1.5	32,628,247
Common Stock	06/09/2009	Public Sale	11,890	$ 1.51	32,616,357
Common Stock	06/09/2009	Public Sale	3,502	$ 1.52	32,612,855
Common Stock	06/09/2009	Public Sale	424,997	$ 1.55	32,187,858
Common Stock	06/09/2009	Public Sale	142,509	$ 1.56	32,045,349
Common Stock	06/09/2009	Public Sale	76,905	$ 1.57	31,968,444
Common Stock	06/09/2009	Public Sale	60,400	$ 1.58	31,908,044
Common Stock	06/09/2009	Public Sale	78,852	$ 1.59	31,829,192
Common Stock	06/09/2009	Public Sale	163,245	$ 1.6	31,665,947
Common Stock	06/09/2009	Public Sale	90,915	$ 1.61	31,575,032
Common Stock	06/09/2009	Public Sale	66,340	$ 1.62	31,508,692
Common Stock	06/09/2009	Public Sale	72,963	$ 1.63	31,435,729
Common Stock	06/09/2009	Public Sale	54,358	$ 1.64	31,381,371
Common Stock	06/09/2009	Public Sale	32,850	$ 1.65	31,348,521
Common Stock	06/09/2009	Public Sale	2,050	$ 1.66	31,346,471
Common Stock	06/09/2009	Public Sale	10,300	$ 1.67	31,336,171
Common Stock	06/09/2009	Public Sale	7,700	$ 1.68	31,328,471
Common Stock	06/10/2009	Public Sale	15,200	$ 1.6	31,313,271
Common Stock	06/10/2009	Public Sale	59,257	$ 1.62	31,254,014
Common Stock	06/10/2009	Public Sale	27,660	$ 1.63	31,226,354
Common Stock	06/10/2009	Public Sale	83,200	$ 1.7	31,143,154
Common Stock	06/10/2009	Public Sale	11,600	$ 1.71	31,131,554

Appendix A-1

Type of Security	Date of Transaction	Type of Transaction	No. of Shares Disposed of in the Transaction	Per Share Sales Price	No. of Shares Held by KGE Group after Transaction
Common Stock	06/10/2009	Public Sale	8,400	$ 1.72	31,123,154
Common Stock	06/10/2009	Public Sale	600	$ 1.73	31,122,554
Common Stock (1)	08/06/2009	Private Sale	5,000,000	$ 0.9	26,122,554
Common Stock	08/20/2009	Public Sale	43,804	$ 1.9	26,078,750
Common Stock	08/20/2009	Public Sale	3,400	$ 1.91	26,075,350
Common Stock	08/20/2009	Public Sale	11,300	$ 1.92	26,064,050
Common Stock	08/20/2009	Public Sale	1,000	$ 1.93	26,063,050
Common Stock	08/20/2009	Public Sale	56,900	$ 1.95	26,006,150
Common Stock	08/20/2009	Public Sale	1,800	$ 1.96	26,004,350
Common Stock	08/21/2009	Public Sale	52,750	$ 1.87	25,951,600
Common Stock	08/21/2009	Public Sale	100	$ 1.88	25,951,500
Common Stock	08/21/2009	Public Sale	18,538	$ 1.9	25,932,962
Common Stock	08/21/2009	Public Sale	100	$ 1.91	25,932,862
Common Stock	08/21/2009	Public Sale	17,164	$ 1.92	25,915,698
Common Stock	08/24/2009	Public Sale	4,153	$ 1.78	25,911,545
Common Stock	08/24/2009	Public Sale	45,473	$ 1.8	25,866,072
Common Stock	08/24/2009	Public Sale	16,356	$ 1.81	25,849,716
Common Stock	08/24/2009	Public Sale	100	$ 1.82	25,849,616
Common Stock	08/24/2009	Public Sale	20,900	$ 1.83	25,828,716
Common Stock	08/24/2009	Public Sale	25,100	$ 1.84	25,803,616
Common Stock	08/24/2009	Public Sale	800	$ 1.85	25,802,816
Common Stock	08/24/2009	Public Sale	2,583	$ 1.87	25,800,233
Common Stock	08/24/2009	Public Sale	35,600	$ 1.88	25,764,633
Common Stock	08/24/2009	Public Sale	19,750	$ 1.89	25,744,883
Common Stock	08/24/2009	Public Sale	38,511	$ 1.9	25,706,372
Common Stock	08/25/2009	Public Sale	128,365	$ 1.8	25,578,007
Common Stock	08/25/2009	Public Sale	2,900	$ 1.81	25,575,107
Common Stock	08/25/2009	Public Sale	800	$ 1.82	25,574,307
Common Stock	08/26/2009	Public Sale	119	$ 1.78	25,574,188
Common Stock	08/26/2009	Public Sale	47,000	$ 1.79	25,527,188
Common Stock	08/26/2009	Public Sale	84,319	$ 1.8	25,442,869
Common Stock	08/26/2009	Public Sale	800	$ 1.81	25,442,069
Common Stock	08/26/2009	Public Sale	16,300	$ 1.82	25,425,769
Common Stock	08/26/2009	Public Sale	3,700	$ 1.83	25,422,069
Common Stock	08/27/2009	Public Sale	17,800	$ 1.8	25,404,269
Common Stock	08/28/2009	Public Sale	300	$ 1.8	25,403,969
Common Stock	08/28/2009	Public Sale	11,900	$ 1.82	25,392,069
Common Stock	08/28/2009	Public Sale	400	$ 1.83	25,391,669

2

Type of Security	Date of Transaction	Type of Transaction	No. of Shares Disposed of in the Transaction	Per Share Sales Price	No. of Shares Held by KGE Group after Transaction
Common Stock	08/28/2009	Public Sale	60,133	$ 1.84	25,331,536
Common Stock	09/03/2009	Public Sale	61,800	$ 1.7	25,342,469
Common Stock	09/03/2009	Public Sale	7,700	$ 1.71	25,334,769
Common Stock	09/03/2009	Public Sale	7,471	$ 1.72	25,327,298
Common Stock	09/03/2009	Public Sale	1,700	$ 1.73	25,325,598
Common Stock	09/04/2009	Public Sale	59,139	$ 1.7	25,266,459
Common Stock	09/04/2009	Public Sale	62,436	$ 1.71	25,204,023
Common Stock	09/04/2009	Public Sale	13,800	$ 1.72	25,190,223
Common Stock	09/04/2009	Public Sale	3,700	$ 1.73	25,186,523
Common Stock	09/08/2009	Public Sale	32,693	$ 1.7	25,153,830
Common Stock	09/08/2009	Public Sale	200	$ 1.71	25,153,630
Common Stock	09/08/2009	Public Sale	3,900	$ 1.72	25,149,730
Common Stock	09/09/2009	Public Sale	96,198	$ 1.7	25,053,532
Common Stock	09/09/2009	Public Sale	7,100	$ 1.71	25,046,432
Common Stock	09/10/2009	Public Sale	2,800	$ 1.7	25,043,632
Common Stock	09/10/2009	Public Sale	1,200	$ 1.71	25,042,432
Common Stock	09/10/2009	Public Sale	11,900	$ 1.72	25,030,532
Common Stock	09/10/2009	Public Sale	38,975	$ 1.73	24,991,557
Common Stock	09/10/2009	Public Sale	46,925	$ 1.74	24,944,632
Common Stock	09/10/2009	Public Sale	65,819	$ 1.75	24,878,813
Common Stock	09/10/2009	Public Sale	32,911	$ 1.76	24,845,902
Common Stock	09/10/2009	Public Sale	35,850	$ 1.77	24,810,052
Common Stock	09/10/2009	Public Sale	73,915	$ 1.78	24,736,137
Common Stock	09/10/2009	Public Sale	116,067	$ 1.79	24,620,070
Common Stock	09/10/2009	Public Sale	64,038	$ 1.8	24,556,032
Common Stock	09/10/2009	Public Sale	12,000	$ 1.81	24,544,032
Common Stock	09/10/2009	Public Sale	30,801	$ 1.82	24,513,231
Common Stock	09/10/2009	Public Sale	17,100	$ 1.83	24,496,131
Common Stock	09/10/2009	Public Sale	31,049	$ 1.84	24,465,082
Common Stock	09/10/2009	Public Sale	10,900	$ 1.85	24,454,182
Common Stock	09/11/2009	Public Sale	15,340	$1.8	24,438,842
Common Stock	09/11/2009	Public Sale	19,800	$1.81	24,419,042
Common Stock	09/11/2009	Public Sale	7,999	$1.82	24,411,043
Common Stock	09/11/2009	Public Sale	13,151	$1.83	24,397,892
Common Stock	09/11/2009	Public Sale	18,100	$1.84	24,379,792
Common Stock	09/11/2009	Public Sale	19,345	$1.85	24,360,447
Common Stock	09/11/2009	Public Sale	37,400	$1.86	24,323,047
Common Stock	09/11/2009	Public Sale	31,400	$1.87	24,291,647

3

Type of Security	Date of Transaction	Type of Transaction	No. of Shares Disposed of in the Transaction	Per Share Sales Price	No. of Shares Held by KGE Group after Transaction
Common Stock	09/11/2009	Public Sale	30,900	$1.88	24,260,747
Common Stock	09/11/2009	Public Sale	12,060	$1.89	24,248,687
Common Stock	09/11/2009	Public Sale	19,000	$1.9	24,229,687
Common Stock	09/11/2009	Public Sale	23,400	$1.91	24,206,287
Common Stock	09/11/2009	Public Sale	6,300	$1.92	24,199,987
Common Stock	09/11/2009	Public Sale	300	$1.93	24,199,687
Common Stock	09/11/2009	Public Sale	4,400	$1.94	24,195,287
Common Stock	10/14/2009	Public Sale	82,300	$1.7	24,112,987
Common Stock	10/14/2009	Public Sale	11,528	$1.71	24,101,459
Common Stock	10/14/2009	Public Sale	772	$1.72	24,100,687
Common Stock	10/14/2009	Public Sale	400	$1.73	24,100,287